

February 2, 2011

Edwin Morrow
Chief Executive Officer
SIGA Resources, Inc.
1002 Ermine Court
South Lake Tahoe, CA 96150

> **Re: SIGA Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed November 12, 2010**
> **File No. 0-52814**

Dear Mr. Morrow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended July 31, 2010

1.   We note that your officer certifications filed as Exhibits 32.1 and 32.2 reference your annual report for the fiscal year ended July 31, 2009, rather than the fiscal year ended July 31, 2010. Please file a full amendment to your annual report on Form 10-K to include proper certifications. Such amendment should include newly executed officer certifications, including those required by Item 601(b)(31)-(32) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Edwin Morrow
SIGA Resources, Inc.
February 2, 2011
Page 2

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas Brown at (202) 551-3265, or in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director